FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Acquisition of Icosavax Completed

AstraZeneca announced today the successful completion of the acquisition of Icosavax, Inc., a US-based clinical-stage biopharmaceutical company focused on developing differentiated, high-potential vaccines using an innovative, protein virus-like particle (VLP) platform. As a result of the acquisition, Icosavax has become a subsidiary of AstraZeneca, with operations in Seattle, US.

The acquisition will build on AstraZeneca’s expertise in respiratory syncytial virus (RSV), strengthening AstraZeneca’s Vaccines & Immune Therapies late-stage pipeline with Icosavax’s lead investigational vaccine candidate, IVX-A12. IVX-A12 is a potential first-in-class, Phase III-ready, combination protein VLP vaccine which targets both RSV and human metapneumovirus (hMPV), two leading causes of severe respiratory infections and hospitalisations in adults 60 years of age and older and those with chronic conditions such as cardiovascular, renal and respiratory disease.1-3

The acquisition was completed through a tender offer to purchase all outstanding shares of Icosavax for a price of $15.00 per share in cash up front, plus a non-tradable contingent value right for up to $5.00 per share in cash, payable upon achievement of a specified regulatory milestone and a specified sales milestone, which was followed by a statutory merger through which all shares of Icosavax stock that had not been validly tendered were converted into the right to receive the same consideration.

Combined, the upfront and contingent value rights payments, if achieved, represent a transaction value of approximately $1.1bn. As of the expiration of the tender offer, 35,912,932 shares of Icosavax were validly tendered and not validly withdrawn from the tender offer, representing approximately 70.7% of the outstanding shares of common stock of Icosavax, and such shares have been accepted for payment and will be paid for promptly in accordance with the terms of the tender offer. Icosavax shares will be delisted from the Nasdaq Stock Market, and Icosavax will terminate its registration under the U.S. Securities Exchange Act of 1934.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s acquisition of Icosavax. Such forward-looking statements include, but are not limited to, AstraZeneca’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s acquisition of Icosavax, the potential effects of the acquisition on AstraZeneca, as well as the expected benefits and success of IVX-A12 and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s management and are subject to significant risks and uncertainties. There can be no guarantees that IVX-A12 or any further vaccines using the VLP technology will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, the possibility that the achievement of the specified milestones described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payments may never be realised; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

AstraZeneca undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Reports on Form 20-F for the years ended 31 December 2022 and 31 December 2023, Icosavax’s Annual Report on Form 10-K for the year ended 31 December 2022 and Icosavax’s Quarterly Reports on Form 10-Q for the three months ended 31 March 2023, 30 June 2023 and 30 September 2023, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and Icosavax with the SEC are available at www.sec.gov.

Notes

RSV and hMPV in older adults

RSV is a common, contagious virus that is a major cause of lower respiratory tract infection in adults.4 Most adult RSV disease cases occur among older adults, with an estimated 60,000-160,000 hospitalisations and 6,000-10,000 deaths annually among US adults >65 years of age.5 RSV infection can cause serious complications such as pneumonia or exacerbation of congestive heart failure, asthma, and chronic obstructive pulmonary disease.4

hMPV causes disease very similar to RSV, including upper and lower respiratory tract infections that can be more severe in young children, older adults, and people with weakened immune systems.6 Adults with hMPV infection may have viral pneumonia, worsening asthma, or COPD symptoms.7 Data support similar morbidity and mortality for hMPV and RSV.2 There are currently no treatment or preventative therapies for hMPV and no combination vaccines for RSV.4,8

IVX-A12

IVX-A12 is the most advanced investigational vaccine targeting both RSV and hMPV and has a differentiated profile versus currently approved RSV vaccines. Phase II data demonstrate that IVX-A12 elicits robust immune responses against both RSV and hMPV one month after vaccination and reconfirm previous immunogenicity data seen in the Phase I trial.9 The data are the first to demonstrate hMPV immune response in a Phase II combination vaccine trial.9 IVX-A12 was generally well-tolerated in the trial, with a safety profile similar to that seen in the Phase I trial.9

IVX-A12 is a liquid, refrigerator-stable formulation comprised of IVX-121, Icosavax’s RSV prefusion F protein VLP vaccine candidate, and IVX-241, Icosavax’s hMPV prefusion F protein VLP vaccine candidate.

IVX-A12 has been granted Fast Track Designation from the US Food and Drug Administration, a programme designed to facilitate the development and expedite the review of investigational drugs to treat serious conditions and fulfill an unmet medical need.10

VLP technology

VLPs are a proven technology with multiple products on the market, including vaccines for human papillomavirus and hepatitis B.11 While currently available vaccines utilise the few proteins that naturally fold into VLPs,12 the protein VLP platform builds on that success with intentionally designed VLPs to create highly differentiated vaccines.

VLPs are designed to resemble the structure of viruses, with high-density display of antigens.10,11 This technology is believed to induce a stronger and more durable immune response versus traditional soluble antigens.10,11

Through its ability to more effectively present antigens to the immune system, the VLP platform offers the ability to further innovate and bring next-generation respiratory combination vaccines to market.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts

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References

1.	Sieling WD, Goldman CR, et al. Comparative incidence and burden of respiratory viruses associated with hospitalization in adults in New York City. Influenza Resp Viruses. 2021;15(5):670-677. doi:10.1111/irv.12842

2.	Widmer K, Zhu Y, et al. Rates of hospitalizations for respiratory syncytial virus, human metapneumovirus, and influenza virus in older adults. J Infect Dis. 2012;206(1):56-62. doi:10.1093/infdis/jis309

3.	Jain S, Self WH, et al. Community-Acquired Pneumonia Requiring Hospitalization among U.S. Adults. N Engl J Med. 2015 Jul 30;373(5):415-27.

4.	RSV in Older Adults and Adults with Chronic Medical Conditions. CDC. Published 7 November 2023. Accessed 15 February 2024. https://www.cdc.gov/rsv/high-risk/older-adults.html.

5.	Havers FP, Whitaker M, et al. Characteristics and Outcomes Among Adults Aged ≥60 Years Hospitalized with Laboratory-Confirmed Respiratory Syncytial Virus - RSV-NET, 12 States, July 2022-June 2023. MMWR Morb Mortal Wkly Rep. 2023 Oct 6;72(40):1075-1082.

6.	Human metapneumovirus. CDC. Published 20 September 2023. Accessed 15 February 2024 https://www.cdc.gov/ncird/human-metapneumovirus.html

7.	Esposito S, Mastrolia MV. Metapneumovirus Infections and Respiratory Complications. Semin Respir Crit Care Med. 2016 Aug;37(4):512-21.

8.	RSV Vaccination for Older Adults 60 Years of Age and Over. CDC. Published 30 August 2023. Accessed 15 February 2024. https://www.cdc.gov/vaccines/vpd/rsv/public/older-adults.html

9.	Icosavax [press release]. Icosavax Announces Positive Topline Interim Phase 2 Results for Combination VLP Vaccine Candidate IVX-A12 Against RSV and hMPV in Older Adults. 12 December 2023. Accessed 15 February 2024. https://ir.icosavax.com/news-releases/news-release-details/icosavax-announces-positive-topline-interim-phase-2-results.

10.	Icosavax [press release]. Icosavax Granted FDA Fast Track Designation for IVX-A12. 21 February 2023. Accessed 15 February 2024. https://ir.icosavax.com/news-releases/news-release-details/icosavax-granted-fda-fast-track-designation-ivx-a12.

11.	Tariq H, Batool S, et al. Virus-like particles: revolutionary platforms for developing vaccines against emerging infectious diseases. Front Microbiol. 2022; Jan 3;12:790121.

12.	Nooraei, S, Bahrulolum H, et al. Virus-like particles: preparation, immunogenicity and their roles as nanovaccines and drug nanocarriers. J Nanobiotechnol. 2021;19(59).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2024

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary